EXHIBIT 12.1
Visteon Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	Six Months
	Ended	For the Years Ended December 31,
	June 30, 2007	2006	2005	2004	2003
Earnings
Income/(loss) before income taxes, minority interest, discontinued operations and change in accounting	$(131)	$(111)	$(173)	$(539)	$(1,194)
Earnings of non-consolidated affiliates	(23)	(33)	(25)	(45)	(55)
Cash dividends received from non-consolidated affiliates	38	24	48	42	35
Fixed charges	116	213	185	140	126
Amortization of capitalized interest, net of interest capitalized	3	6	4	1	3

Earnings	$3	$99	$39	$(401)	$(1,085)

Fixed Charges
Interest and related charges on debt	$104	$190	$158	$109	$97
Portion of rental expense representative of the interest factor	12	23	27	31	29

Fixed charges	$116	$213	$185	$140	$126

Ratios
Ratio of earnings to fixed charges*	N/A	N/A	N/A	N/A	N/A

*	For the three months ended June 30, 2007 and years ended December 31, 2006, 2005, 2004, and 2003, fixed charges exceed earnings by $113 million, $114 million, $146 million, $541 million, and $1,211 million, respectively, resulting in a ratio of less than one.